Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

May 21, 2020

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company has granted the following stock options to employees of the Company:

Sr. No.	Type of Option	Number of options granted	Value	Exercise Price (Rs.)	ESOP Scheme
1	Indian stock options	150,740#	Fair market value	3,679	Dr. Reddy's Employees Stock Option Scheme, 2018
2		47,748#	Par value	5	Dr. Reddy's Employees Stock Option Scheme, 2002
3		41,100*
4	American Depository Receipts (ADR) stock options	96,080#	Fair market value	3,679	Dr. Reddy's Employees ADR Stock Option Scheme, 2007
5		39,672#	Par Value	5
6		7,500*
7		5,144**

(#) 25% vesting each year, starting after one year from the grant date

(*) 100% vesting at the end of third year from the grant date

(**) 100% vesting after one year from the grant date

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary